UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Idera Pharmaceuticals, Inc.
(Name of issuer)

Common Stock
(Title of class of securities)

45168K306
(CUSIP Number)

Youssef El-Zein
Starco Center
Omar Daouk Street
Bloc B – Third Floor
Beirut Central District
Beirut 2012-3313 Lebanon
(Name, address and telephone number of person authorized to receive notices and communications)

March 11, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ÿ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A CUSIP NO. 45168K306	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Youssef El-Zein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 282,918
	8	SHARED VOTING POWER 1,356,953
	9	SOLE DISPOSITIVE POWER 282,918
	10	SHARED DISPOSITIVE POWER 1,356,953
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

Schedule 13D/A CUSIP NO. 45168K306	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pillar Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,976
	8	SHARED VOTING POWER 1,194,977
	9	SOLE DISPOSITIVE POWER 161,976
	10	SHARED DISPOSITIVE POWER 1,194,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A CUSIP NO. 45168K306	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Optima Life Sciences Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,194,977
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,194,977
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A CUSIP NO. 45168K306	Page 5 of 8 Pages

Introductory note:

This Amendment No. 3 (“Amendment”) amends the original Schedule 13D filed on behalf of Youssef El-Zein, Pillar Investment Limited, a limited company incorporated under the laws of the Isle of Man (“Pillar”), and Optima Life Sciences Limited, a limited company incorporated under the laws of the Isle of Man (“Optima” and, together with Youssef El-Zein and Pillar, the “Reporting Parties”) with the Securities and Exchange Commission (the “Commission”) on September 8, 2003, as amended by Amendment No. 1 filed by the Reporting Parties on October 8, 2004 and Amendment No. 2 filed by the Reporting Parties on June 30, 2005 (the Schedule 13D, as previously amended, is referred to herein as the “Prior Filings”).  The Amendment relates to the securities of Idera Pharmaceuticals, Inc. (the “Issuer”) beneficially owned by the Reporting Parties.

In accordance with the provisions of General Instruction C to Schedule 13D, information required by Item 2 of Schedule 13D with respect to the directors of Pillar and Optima is listed on Schedule 1 hereto and is incorporated by reference herein.  Mr. El-Zein is a director of the Issuer, Pillar and Optima.  Pillar is the manager and investment advisor of Optima and holds all of the voting shares of Optima. Pillar and Optima have no executive officers. Mr. Bilal Sidani serves with Mr. El-Zein as a director of Pillar, and Mr. Sidani, Mr. Stockton B. Birthisel and Mr. John Sturgeon serve with Mr. El-Zein as directors of Optima. Messrs. Sidani, Birthisel and Sturgeon are referred to herein as the "Listed Directors." Information regarding these persons is contained in the Schedule 1 hereto.

Other capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

This Amendment is being filed solely to reflect the distribution by Optima to its owners and to Pillar of shares of common stock of the Issuer (the “Common Stock”) pursuant to pre-existing obligations, as further described in Item 5.

Item 5.                        Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) Youssef El-Zein beneficially owns 1,639,871 shares of Common Stock, representing approximately 7.6% of the outstanding Common Stock of the Issuer (based on information provided by the Issuer, there were 21,464,439 shares of Common Stock outstanding as of October 31, 2007).  These shares include (i) 282,918 shares of Common Stock held directly by Mr. El-Zein, (ii) 17,828 shares of Common Stock held by Pillar, (iii) 144,148 shares of Common Stock issuable upon exercise of the Pillar Warrants, (iv) 919,510 shares of Common Stock held by Optima, and (v) 275,467 shares of Common Stock issuable upon exercise of the Optima Warrants.  Mr. El-Zein, because of his relationship with Pillar and Optima, may be deemed to own beneficially, within the meaning of Rule 13d-3, all of the shares of Common Stock that Pillar and Optima beneficially own.

Schedule 13D/A CUSIP NO. 45168K306	Page 6 of 8 Pages

Pillar beneficially owns 1,356,953 shares of Common Stock. These shares represent approximately 6.3% of the Common Stock outstanding.  These shares include (i) 17,828 shares of Common Stock held by Pillar, (ii) 144,148 shares of Common Stock issuable upon exercise of the Pillar Warrants, (iii) 919,510 shares of Common Stock held by Optima, and (iv) 275,467 shares of Common Stock issuable upon exercise of the Optima Warrants.  As the holder of the voting shares of Optima, Pillar has the ability to elect and remove the directors of Optima, and, as a result, may be deemed to own beneficially, within the meaning of Rule 13d-3, all of the shares of Common Stock that Optima beneficially owns.

Optima beneficially owns 1,194,977 shares of Common Stock.  These shares represent approximately 5.6% of the Common Stock outstanding.  These shares are comprised of (i) 919,510 shares of Common Stock held by Optima and (ii) 275,467 shares of Common Stock issuable upon exercise of the Optima Warrants.

None of the Listed Directors owns any shares of Common Stock.

(b) Number of shares as to which each of the Reporting Parties has:

Sole power to vote or direct the vote of shares of Common Stock:

Mr. El-Zein:	282,918
Pillar:	161,976
Optima:	1,194,977

Shared power to vote or to direct the vote of shares of Common Stock:

Mr. El-Zein:	1,356,953
Pillar:	1,194,977
Optima:	0

Sole power to dispose of or direct the disposition of shares of Common Stock:

Mr. El-Zein:	282,918
Pillar:	161,976
Optima:	1,194,977

Shared power to dispose or to direct the disposition of shares of Common Stock:

Mr. El-Zein:	1,356,953
Pillar:	1,194,977
Optima:	0

Schedule 13D/A CUSIP NO. 45168K306	Page 7 of 8 Pages

(c) Except as described below, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors has effected any transactions in the Common Stock during the past 60 days:

On January 25, 2008, Optima distributed shares of the Issuer to (i) certainshareholdersof Optima pursuant to a redemption request of such shareholders which entitled them,automatically and without any discretion on the part of Pillar or Optima, to a distribution of shares of the Issuer in satisfaction of the redemption request and (ii) Pillar in connection with Pillar’s carried interest in such shares in accordance with the governing documents of Optima.

On March 11, 2008, Pillar exercised its right to purchase 54,065 shares of the Issuerpursuant to a warrant.  Then, also on March 11, 2008, Pillar assigned and transferredthese 54,065 shares of the Issuer to Mr. El-Zein.

(d) The Reporting Parties do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Amendment as beneficially owned by the Reporting Parties.

(e) Not applicable

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 17, 2008
/s/ Youssef El-Zein Youssef El-Zein PILLAR INVESTMENT LIMITED By: /s/ Youssef El-Zein Youssef El-Zein Director OPTIMA LIFE SCIENCES LIMITED By: /s/ Bilal Sidani Bilal Sidani Director

Schedule 13D/A CUSIP NO. 45168K306	Page 8 of 8 Pages

SCHEDULE I

Set forth below is the name, position, present principal occupation and business address of each of the directors Pillar and Optima.

Pillar
Name	Position with Pillar	Present Principal Occupation	Business Address	Citizenship
Youssef El-Zein	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France
Bilal Sidani	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France
Optima
Name	Position with Optima	Present Principal Occupation	Business Address	Citizenship
Youssef El-Zein	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France
Bilal Sidani	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France
Stockton B. Birthisel	Managing Director	Atlas Corporate Services	Atlas Corporate Services Limited Stanley House, Lord Street IM1 2BF Douglas, Isle of Man British Isles	United States of America
John Sturgeon	Corporate Executive	Atlas Corporate Services	Atlas Corporate Services Limited Stanley House, Lord Street IM1 2BF Douglas, Isle of Man British Isles	United States of America